


11019781

AP 3/12

UNI
SECURITIES AND
Washin

RECEIVED
MAR 0 1 2011
WASH. D.C. 193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48097

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Securities Distribution Company, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street

(No. and Street)

Simsbury   Connecticut   06089

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken   860 843 3911

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name - if individual, state last, first, middle name)

2 World Financial Center   New York   New York   10281
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (06-02)*

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Diana Benken_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Hartford Securities Distribution Company, Inc._____ , as of _____December 31,_____, 2010_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____none_____

_____

_____ _Diana K Benken_ 2/25/11

Signature

CFO/Controller

Title

John P. Dorgan 2/25/11

Notary Public

My Commission Expires September 30, 2015

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

TABLE OF CONTENTS

This report **contains (check all applicable boxes):   **Page**

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.
Simsbury, CT:

We have audited the accompanying statement of financial condition of Hartford Securities Distribution Company, Inc. (the "Company") as of December 31, 2010, and the related statements of loss, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2011

Member of
Deloitte Touche Tohmatsu

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 26,507,300
Cash segregated	2,800,000
Accounts receivable	17,862,598
Prepaid commissions	2,628,146
Deferred Federal income tax asset from affiliate	2,088,648
Due from affiliates	889,285
Other assets	253,595
TOTAL ASSETS	$ 53,029,572

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Customer payables	$ 1,655,447
Due to affiliates	12,412,413
Accounts payable and accrued liabilities	21,246,172
Federal income tax payable to affiliate	221,244
Total liabilities	35,535,276

STOCKHOLDER'S EQUITY:

Common stock, $1 par value, 25,000 shares authorized and outstanding	25,000
Additional paid-in-capital	45,885,842
Accumulated deficit	(28,416,546)
Total stockholder's equity	17,494,296
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 53,029,572

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF LOSS
YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Underwriting income	$ 400,880,969
Mutual fund revenue	84,017,976
Wholesaling revenue	67,261,523
Investment management and administration fees	31,819,215
Commissions	3,015,404
Other revenue	1,769,651
Total revenues	588,764,738
EXPENSES:	
Underwriting expense	400,880,969
Commission expense	70,869,295
General and administrative expenses	29,529,651
Recordkeeping expense	23,045,871
Compensation expense	51,397,149
Wholesaling expense	7,454,358
Other expenses	3,466,543
Investment management expense	1,691,397
Trading and clearing expense	1,283,237
Total expenses	589,618,470
LOSS BEFORE FEDERAL INCOME TAX BENEFIT	(853,732)
FEDERAL INCOME TAX BENEFIT	293,579
NET LOSS	$ (560,153)

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(560,153)
Stock-based compensation		69,066
Adjustments to reconcile net loss to net cash provided by operating activities:		
Increase in deferred Federal income tax asset		(160,941)
Increase in cash segregated		(1,000,000)
Increase in accounts receivable		(1,858,503)
Decrease in due from affiliates		750,845
Decrease in other assets		13,119
Decrease in prepaid commissions		515,076
Decrease in due to affiliates		(5,090,484)
Increase in accounts payable and accrued liabilities		1,797,987
Decrease in Federal income tax payable to affiliate		(43,573)
Increase in customer payables		899,579
Net cash used in operating activities		(4,667,982)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(4,667,982)
CASH AND CASH EQUIVALENTS, Beginning of year		31,175,282
CASH AND CASH EQUIVALENTS, End of year	$	26,507,300
Supplemental cash flow disclosures:		
Federal income tax refunds from The Hartford	$	808,000
Federal income tax payment to The Hartford	$	(718,935)
Supplemental non-cash financing activity:		
Non-cash capital contributions from affiliate	$	69,066

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2009	$ 25,000	$ 45,816,776	$ (27,856,393)	$ 17,985,383
Capital contributions from affiliate	-	69,066	-	69,066
Net loss	-	-	(560,153)	(560,153)
BALANCE, DECEMBER 31, 2010	$ 25,000	$ 45,885,842	$ (28,416,546)	$ 17,494,296

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2010

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is an indirect subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as an underwriter for variable annuity and certain variable life insurance contracts issued by the Parent and its affiliates. The Company pays compensation to its registered representatives and commissions to third party broker-dealers on the sale of variable life and annuity contracts. The Company also serves as an underwriter and distributor for its affiliate, the Hartford HLS Mutual Funds (the "Funds").

The Company is the distributor of 529 Plans. Certain mutual funds offered in the 529 Plans are sponsored by the subsidiaries of the Parent.

The Company acts as a non-bank custodian for retirement plans and executes and clears trades on behalf of the plans. In this capacity, the Company carries customer funds and securities and is subject to the customer protection rule, Exchange Act Rule 15c3-3 ("Rule 15c3-3").

The Company acts as a distributor and recordkeeper for certain retirement plan products offered by its affiliates. The Company has an agreement with an affiliate, Hartford Retirement Services, LLC ("HRS"), to perform the recordkeeping services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable. Actual results could differ materially from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and short-term investments in a money market mutual fund with an original maturity of 30 days or less.

Cash Segregated – The Company segregates cash in a special reserve bank account for the benefit of customers as required under Rule 15c3-3.

Prepaid Commissions – The Company capitalizes commissions paid to broker-dealers associated with the sale of certain Class A, B and C shares of the 529 Plan investment options. Prepaid commissions are amortized over a period that is concurrent with expected fees including contingent deferred sales charges ("CDSC") for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class A, B and C shares are amortized over 18 months, 72 months and 12 months, respectively.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short-term nature of these assets and liabilities.

For financial instruments that are carried at fair value a hierarchy is used to place the instruments into three broad levels (Level 1, 2, and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 investments include highly liquid open ended management investment companies ("mutual funds").

Level 2: Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 2 investments include those that are model priced by vendors using observable inputs.

Level 3: Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Because Level 3 fair values, by their nature, contain unobservable market inputs as there is no observable market for these assets and liabilities, considerable judgment is used to determine the Level 3 fair values. Level 3 fair values represent the best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In certain cases, the inputs used to measure fair value fall into different levels of fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2010 cash and cash equivalents includes an investment in a money market fund for $24,619,947, which is carried at fair value, valued at quoted prices, and considered a Level 1 investment under the Fair Value hierarchy levels. There were no Level 2 or Level 3 investments in the Company.

Underwriting Income and Expense – Variable insurance product underwriting income and expense are recorded upon the sale of the insurance contract.

Mutual Fund Revenue - The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees each month from mutual funds for activities intended to result in the sale and distribution of shares of the mutual funds. The Company accrues 12b-1 fees at a rate in accordance with the mutual fund selling agreements, based on average daily net assets. The Company also receives other fund revenues, which are accrued in accordance with applicable agreements. These revenues are calculated based on average daily net assets.

Wholesaling Revenue and Expense – The Company incurs these expenses in the process of wholesaling various retirement products and receives wholesaling revenue from its affiliate, Hartford Life Insurance Company ("HLIC"), to compensate for these costs.

Investment Management and Administration Fees – The Company received investment management fees from the underlying mutual funds of the 529 Plans. The Company receives administration fees from the underlying mutual funds of various retirement products for which the Company acts as distributor.

Commission Revenue – Commission revenue is recorded on trade date.

Commission Expense – Commission expense is accrued monthly based upon the terms in the individual selling agreements.

Income Tax – See Note 5.

3. RELATED-PARTY TRANSACTIONS

The Company acts as an underwriter for insurance contracts issued by its affiliates, and also serves as the distributor of the 529 Plans administered by the Parent. For the year ended December 31, 2010, the Company received from an affiliate, Hartford Life Insurance Company ("HLIC"), $1,742,155 as reimbursement for certain expenses incurred in performing these functions and other general expenses and $400,880,969 for underwriting the insurance contracts. The Company also received $4,546,980 in distribution fees from related party mutual funds which are investment options in the 529 Plans.

For the year ended December 31, 2010, the Company was allocated $29,529,651 by its affiliate, Hartford Life and Accident Insurance Company ("HLA"), for general and administrative expenses which included overhead costs.

As distributor of the Funds, the Company received 12b-1 compensation of $18,797,421 from the Funds for the year ended December 31, 2010.

As distributor and recordkeeper of retirement products for its affiliates, the Company received $67,261,523 of wholesaling revenue from HLIC and paid recordkeeping expenses of $23,045,871 to affiliates for the year ended December 31, 2010.

For the year ended December 31, 2010, the Company paid $912,791 for wholesaling services provided by an affiliate of the Company. The Company deferred $216,170 of this expense, in accordance with the prepaid commission policy described above.

The Company had an agreement with an affiliate, Hartford Investment Financial Services Company, LLC ("HIFSCO"), which entitled the Company to receive a portion of the investment advisory fees earned by HIFSCO on the mutual funds underlying a 529 Plan. For the year ended December 31, 2010, the Company recorded $5,160,181 of such revenue. The Company recorded $238,819 of expenses for sub-advisory services provided to the 529 Plan by Hartford Investment Management Company, ("HIMCO"), a subsidiary of The Hartford.

The Company has an agreement with an affiliate, Woodbury Financial Services, Inc. ("WFS") to pay WFS a percentage of the contributions generated by WFS for a 529 Plan. For the year ended December 31, 2010, the Company recorded an expense of $11,639 related to this agreement.

The Company recorded a non-cash capital contribution of $69,066 from its parent relating to stock-based compensation allocated to the Company.

Management believes intercompany transactions are calculated on a reasonable basis; however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. BENEFIT PLANS

The Company is allocated certain expenses related to benefit plans for employees of The Hartford that provide services to the Company.

The Hartford provides noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last 10 years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and

the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford also provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap which limits average company contributions.

Employees of The Hartford are eligible to participate in The Hartford's Investment and Savings Plan which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits that include unemployment and social security costs, in the amount of $7,544,096 are included in compensation expense.

5. INCOME TAXES

The Company is included in The Hartford's consolidated Federal income tax return. The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group.

The components of the Company's incurred income taxes are presented below:

	2010
Current	$ (132,638)
Deferred	(160,941)
Total Income Tax Expense/(Benefit)	$ (293,579)

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets include the following as of December 31:

	2010
Deferred Tax Asset	
Alternative minimum tax credit	$ 2,007,789
Other	80,859
Total Deferred Tax Assets	$ 2,088,648

In management's judgment, the net deferred tax asset will more likely than not be realized. Accordingly no valuation allowance has been recorded. The Company had no unrecognized tax benefits in 2010. The

Company does not believe it would be subject to any penalties in any open tax years and, therefore, has not booked any such amounts.

The Company had current federal income tax payable to The Hartford of $221,244 as of December 31, 2010.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit items shown in the Formula for Reserve Requirements, pursuant to Rule 15c3-3. At December 31, 2010, the Company had net capital of $5,390,583 which was $5,140,583 in excess of its required net capital of $250,000.

7. COMMITMENTS AND CONTINGENCIES

Litigation

Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate," or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

Reimbursement

In the event that litigation results in an unfavorable outcome, the Company would receive reimbursement from Hartford Life Insurance Company.

8. SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2010 and through February 25, 2011, the date the Company's financial statement were available to be issued, noting there are no subsequent events requiring disclosure. Management has not evaluated subsequent events after that date for presentation in these financial statements.

* * * * * *

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2010

STOCKHOLDER'S EQUITY	$17,494,296
LESS FIDELITY BOND DEDUCTIBLE IN EXCESS OF SRO LIMITS	(220,000)
TOTAL CAPITAL	17,274,296
LESS NONALLOWABLE ASSETS:	
PREPAID COMMISSIONS AND OTHER ASSETS	(2,881,741)
ACCOUNTS RECEIVABLE	(5,531,640)
DEFERRED FEDERAL INCOME TAX ASSET FROM AFFILIATE	(2,088,648)
DUE FROM AFFILIATES	(889,285)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (Tentative Net Capital)	5,882,982
LESS HAIRCUTS ON SECURITIES	(492,399)
NET CAPITAL	5,390,583
NET CAPITAL REQUIREMENT (the greater of $250,000 or 2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation)	250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 5,140,583

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2010 Focus Part II report filed on January 26, 2011.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2010

CREDIT BALANCES

Free credit balances and other credit balances in customers' accounts	$	1,739,516
Monies borrowed collateralized by securities carried for the accounts of customers		
Monies payable against customers' securities loaned		
Customers' securities failed to receive		
Credit balances in firm accounts that are attributable to principal sales to customers		
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		
Market value of short security count differences over thirty calendar days old		
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days		
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		
Total Credit Items		1,739,516

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		
Failed to deliver of customers' securities not older than 30 calendar days		
Other		
Gross Debits		-
Less 1% charge		
Total Debit Items		-

RESERVE COMPUTATION

Excess of total credits over total debits	$	1,739,516
Amount held on deposit in "Reserve Bank Account"	$	2,800,000

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2010 Focus Part II report filed on January 26, 2011.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
DECEMBER 31, 2010**

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3): $0

   A. Number of items   0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3: $0

   A. Number of items   0

NOTE: No material differences exist between the computation of the possession or control requirement above and that included in the Company's unaudited December 31, 2010 Focus Part II report filed on January 26, 2011.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2011

Hartford Securities Distribution Company, Inc.
200 Hopmeadow Street
Simsbury CT

In planning and performing our audit of the financial statements of Hartford Securities Distribution Company, Inc. (the "Company"), as of and for the year ended December 31, 2010 (on which we issued our report dated February 25, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.



RECEIVED

MAR 0 1 2011

193

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.
200 Hopmeadow Street
Simsbury, CT:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for year ended December 31, 2010, which were agreed to by Hartford Securities Distribution Company, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compare the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2011

Member of
Deloitte Touche Tohmatsu



SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

SIPC-7

(33-REV 7/10)

General Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of member, address Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirements of SEC Rule 17a-5:

> 048097 FINRA DEC
> HARTFORD SECURITIES DISTRIBUTION COMPANY INC
> 200 HOPMEADOW ST
> ATTN DIANA BENKEN
> MAIL STOP A3E2
> SIMSBURY CT 06089

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Diana Benken (860) 843-3911

2. A.	General assessment (item 2e from page 2)	$	280,294
B.	Less payment made with SIPC-6 filed (exclude interest)		143,574
	7/28/2010		
	Date Paid		
C.	Less prior overpayment applied	(	)
D.	Assessment balance due or (overpayment)		136,720
E.	Interest computed on late payment (see instruction E) for _____ days at 20% per annum		-
F.	Total assessment balance and interest due (or overpayment carried forward)	$	136,720
G.	PAID WITH THIS FORM:		
	Check enclosed, payable to SIPC		
	Total (must be same as F above)	$	136,720
H.	Overpayment carried forward	$ (	)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hartford Securities Ditribution Company, Inc.

(Name of Corporation, Partnership or other organization)

Diana K. Benken (Authorized Signature)

Dated the ___10th___ day of _February_ , 2011__.

CFO / Controller

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:

Postmarked	Received	Reviewed

Calculations _____

Documentation _____   Forward Copy _____

Esceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 187,883,771

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiarires) and predecessors not included above.

-

(2) Net loss from principal transactions in securities in trading accounts.

-

(3) Net loss from principal transcations in commodities in trading accounts.

-

(4) Interest and dividend expense deducted in determining item 2a.

-

(5) Net loss from management of or participation in the underwriting or distribution of securities.

-

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

400,880,969

(7) Net loss from securities in investment accounts.

-

Total additions

400,880,969

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(476,647,272)

(2) Revenues from commodity transactions.

-

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

-

(4) Reimbursements for postage in connection with proxy solicitation.

-

(5) Net gain from securities in investment accounts.

-

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

-

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

-

(8) Other revenue not related either directly or indirectly to the securities business. (See instruction C):

-

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income

$ -

(ii) 40% of interest earned on customer securities accounts (40% of FOCUS line 5, Code 3960)

$ -

Enter the greater of line (i) or (ii)

-

Total deductions

(476,647,272)

2d. SIPC Net Operating Revenues

$ 112,117,468

2e. General Assessment @ .0025

$· 280,294

(to page 1, line 2.A.)

2

Hartford Securities Distribution Company, Inc.

(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

(S.E.C. I.D. No. 8-48097)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2010 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT